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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                        Dallas Semiconductor Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.02 per share
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                         (Title of Class of Securities)

                                   00235204104
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                                 (CUSIP Number)

                                December 18, 2000
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:        [ ]  Rule 13d-1(b)
                                                                                                 [X]  Rule 13d-1(c)
                                                                                                 [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                               John Collins, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5100




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                                  SCHEDULE 13G

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CUSIP No. - 00235204104                                        Page 2 of 6 Pages
-----------------------                                        -----------------

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      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              Caren Harvey Prothro, Individually and as Independent Executor of the Estate of Charles Vincent Prothro, Deceased
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                         (b) [ ]
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      3       SEC USE ONLY

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      4       CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
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                           5      SOLE VOTING POWER
           NUMBER OF
             SHARES                   4,452,225 shares, including 2,179,000
          BENEFICIALLY                shares which may be purchased upon the
            OWNED BY                  exercise of options. See Item 4 for a more
              EACH                    detailed discussion.
           REPORTING       -----------------------------------------------------
             PERSON        6      SHARED VOTING POWER
              WITH
                                  0
                           -----------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                      4,452,225 shares, including 2,179,000
                                      shares which may be purchased upon the
                                      exercise of options. See Item 4 for a
                                      more detailed discussion.
                           -----------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                      0
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      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,452,225 shares, including 2,179,000 shares which may be purchased upon the exercise of options. See Item 4 for a more detailed discussion.

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     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES                                                         [ ]

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     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  7.3 %
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     12       TYPE OF REPORTING PERSON

                  IN
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CUSIP No. - 00235204104                                        Page 3 of 6 Pages
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Item 1(a)         Name of Issuer:

                  Dallas Semiconductor Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  4401 South Beltwood Parkway
                  Dallas, Texas  75244-3292

Item 2(a)         Names of Persons Filing:

                  Caren Harvey Prothro, Individually and as Independent Executor of the Estate of Charles Vincent Prothro, Deceased

Item 2(b)         Addresses of Principal Business Offices:

                  c/o John Collins, Esq.
                  Haynes and Boone, LLP
                  901 Main Street, Suite 3100
                  Dallas, Texas  75202

Item 2(c)         Citizenship:

                  United States

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.02 per share

Item 2(e)         CUSIP Number:

                  00235204104


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                                                               Page 4 of 6 Pages
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Item 3     Status of Persons Filing:

           (a) [ ] Broker or dealer registered under section 15 of the Act
                   (15 U.S.C. 78o);
           (b) [ ] Bank as defined in section 3(a)(6) of the Act
                   (15 U.S.C. 78c);
           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
           (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
           (f) [ ] An employee benefit plan or endowment fund in accordance with
                   Section 240.13d-1(b)(1)(ii)(F);
           (g) [ ] A parent holding company or control person in accordance with
                   Section 240.13d-1(b)(1)(ii)(G);
           (h) [ ] A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);
           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
           (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4     Ownership:

            The filing of this statement is not an admission that the Reporting Person is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities reported on this statement.

            (a) Amount Beneficially Owned: 4,452,225 shares of Common Stock, par value $.02 per share.*

            This statement is filed by Caren Harvey Prothro, individually and as Independent Executor, on behalf of the Estate of Charles Vincent Prothro, Deceased (the "Estate"). For the purposes of this filing only, Mrs. Prothro, individually, disclaims beneficial ownership with respect to the securities in which she may have a community property interest. As of December 18, 2000, the Estate may be deemed to beneficially own an aggregate of 4,452,225 shares of common stock, par value $.02 (the "Stock"). The total 4,452,225 shares of the Stock consists of (i) 2,273,750 shares for which the Estate has sole voting and dispositive powers and as to which the Estate expressly disclaims beneficial ownership with respect to an aggregate of 83,932 shares held for the benefit of adult children; and (ii) 2,179,000 shares which may be acquired within 60 days upon the exercise of options.

            *The Estate will receive an undetermined number of additional shares of Stock pursuant to that certain Dallas Semiconductor Corporation Executive Deferred Compensation Plan dated December 28, 1997. According to the issuer, the number of shares the Estate will receive shall based upon the decedent's contribution of $400,000 divided by the per share closing price of the Stock on the realization date, which has not been set as of the date of this filing.

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                                                               Page 5 of 6 Pages
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         (b)      Percent of Class:  7.3 %

         (c)      Number of shares as to which each person has:

                         (i)   sole power to vote or to direct the vote:

                                    See Item 5 of cover page.

                         (ii)  shared power to vote or to direct the vote: 0.

                         (iii) sole power to dispose or to direct the
                               disposition of:

                                    See Item 7 of cover page.

                         (iv) shared power to dispose or to direct the disposition of: 0.

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                               Page 6 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date: December 28, 2000         CAREN HARVEY PROTHRO, INDIVIDUALLY AND AS
                                   INDEPENDENT EXECUTOR OF THE ESTATE OF CHARLES
                                   VINCENT PROTHRO, DECEASED


                                   By:   /s/ Caren Harvey Prothro
                                      ----------------------------------
                                         Caren Harvey Prothro